SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
(Mark One)
FORM 11-K
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number:1-8610
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AT&T SAVINGS AND SECURITY PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AT&T INC.
208 S. Akard, Dallas, Texas 75202

Financial Statements, Supplemental Schedule and Exhibit

Table of Contents
Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015	3
Notes to Financial Statements	4

Supplemental Schedule:
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2015	10

Exhibit:

23 – Consent of Independent Registered Public Accounting Firm	26

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Plan Administrator
of the AT&T Savings and Security Plan

We have audited the accompanying statements of net assets available for benefits of the AT&T Savings and Security Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the AT&T Savings and Security Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets held (at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the AT&T Savings and Security Plan's financial statements. The information in the supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dallas, Texas /s/ Ernst & Young LLP
June 17, 2016

AT&T SAVINGS AND SECURITY PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

	December 31,
	2015	2014
ASSETS

Investments at fair value (See Notes 3 and 4)	$4,360,208	$4,443,561

Fully benefit-responsive investment contracts at contract value (See Note 4)	784,643	785,061

Notes receivable from participants	248,156	259,481
Receivable for investments sold	-	419
Participant contributions receivable	3,531	-
Employer contributions receivable	1,704	-
Dividends and interest receivable	2	-
Total Receivables	253,393	259,900

Total Assets	5,398,244	5,488,522

LIABILITIES
Administrative expenses payable	762	295
Due to broker for securities purchased	485	174

Total Liabilities	1,247	469

Net Assets Available for Benefits	$5,396,997	$5,488,053

See Notes to Financial Statements.

AT&T SAVINGS AND SECURITY PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2015
(Dollars in Thousands)

Net Assets Available for Benefits, December 31, 2014	$5,488,053

Additions to Net Assets:
Contributions:
Participant contributions	174,142
Employer contributions	86,160
Rollover contributions	18,269
278,571

Investment Income:
Net appreciation in fair value of investments	36,032
Dividends on AT&T common shares	107,713
Interest	19,285
163,030

Interest income on notes receivable from participants	10,383

Total Additions	451,984

Deductions from Net Assets:
Distributions	530,639
Administrative expenses	6,543
Other deductions	4
Total Deductions	537,186

Net decrease before transfers	(85,202)

Transfer to other qualified savings plan	(5,566)
Transfer to affiliated plans	(288)

Net Assets Available for Benefits, December 31, 2015	$5,396,997

See Notes to Financial Statements.

Notes to Financial Statements
(Dollars in Thousands)

NOTE 1. PLAN DESCRIPTION

The AT&T Savings and Security Plan (Plan) is a defined contribution plan originally established by SBC Communications Inc. (SBC) to provide a convenient way for eligible employees to save for retirement on a regular and long-term basis. In connection with the November 2005 merger of AT&T Corp., SBC changed its name to AT&T Inc. (AT&T or the Company).

The majority of eligible employees are represented by the Communications Workers of America or the International Brotherhood of Electrical Workers who are employed by participating companies of AT&T. The following description of the Plan provides only general information. The Plan has detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and Plan expenses. The Plan text and prospectus include complete descriptions of these and other Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Bank of New York Mellon Corporation (BNY Mellon) serves as the trustee for the Plan. Fidelity Investments Institutional Operations Company, Inc. (Fidelity) serves as record keeper for the Plan.

During 2015, participants could invest their contributions in one or more of seven funds in 1% increments:

• AT&T Shares Fund	• Global Equity Fund
• Bond Fund	• Mid and Small Cap Stock Fund
• Large Cap Stock Fund	• International Stock Fund
• Interest Income Fund

Participants contribute to the Plan through payroll allotments. Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans (rollovers). The Company contributes to the Plan by matching the participants' contributions based on the provisions of the Plan. Company matching contributions are made solely in the form of shares of AT&T's common stock held in an Employee Stock Ownership Plan (ESOP), which is part of the AT&T Shares Fund, within this Plan. Matching contributions made to the Plan can be immediately diversified into any of the fund options above.

Dividends on shares in the AT&T Shares Fund can either be reinvested in the AT&T Shares Fund on a quarterly basis, or paid into a short-term interest bearing fund for distribution before the end of the year. Interest earned on dividends held in the short-term interest bearing fund are used to purchase additional units of the AT&T Shares Fund in the participant's account. During 2015, Plan participants elected to receive $26,235 in dividend distributions. This amount is included in distributions on the Plan's Statement of Changes in Net Assets Available for Benefits.

Each participant is entitled to exercise voting rights attributable to the AT&T shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. Subject to the fiduciary provisions of ERISA, the trustee will not vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as it votes those shares that were allocated to the extent the proportionate vote is consistent with the trustee's fiduciary obligations under ERISA. Participants have the same voting rights in the event of a tender or exchange offer.

Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and collective bargaining obligations. In the event that the Plan is terminated, subject to the conditions set forth by ERISA, the account balances of all participants shall be 100% vested.

Administrative Expenses The reasonable expenses of plan administration may be charged to the Plan in accordance with procedures adopted by the plan administrator (as defined by the Plan). Brokerage fees, transfer taxes and other expenses incident to the purchase or sale of securities by the Trustee shall be deemed to be part of the cost of such securities, or deducted in computing the proceeds, as the case may be. Taxes, if any, on any assets held or income received by the Trustee will be charged appropriately against the accounts of Plan participants as determined by the plan administrator. To the extent that expenses incident to the administration of the Plan are paid from the Plan, the plan administrator will determine which expenses are to be charged to and paid from participant's individual accounts, which expenses are to be charged to and paid from the accounts of all participants (and how they are to be allocated among such accounts), and which expenses are to be charged to and paid from the accounts of one or more identified groups of participants (and how they are to be allocated among such accounts). All expenses of administering the Plan that are not charged to the Plan will be borne by the respective participating companies in the Plan as determined by the plan administrator.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

NOTE 2. ACCOUNTING POLICIES

The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP), which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Distributions are recorded when paid.

Investment Valuation and Income Recognition  Investments are stated at fair value, except those investments that are fully benefit-responsive investments, which are stated at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Shares of registered investment companies are valued based on quoted market prices, which represent the net asset value of shares held at year-end. Common/collective trust funds are valued at quoted redemption values that represent the net asset values of units held at year-end.

Investment contracts held by a defined contribution plan are required to be reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive synthetic investment contracts (Synthetic GICs). The underlying investments of the Synthetic GICs are comprised of corporate bonds and notes, registered investment companies and government securities. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are reflected as of the trade date. Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on the accrual basis.

Notes Receivable from Participants Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued, but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a distribution is recorded.

Recent Accounting Standards

In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-07, "Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)" (ASU 2015-07). ASU 2015-07 removes the requirement to categorize investments for which fair value is measured using the net asset value per share practical expedient within the fair value hierarchy. These disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. Management has decided to adopt ASU 2015-07 for the reporting period ending December 31, 2015 with full retrospective application as required by the guidance.

In July 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-12, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient" (ASU 2015-12). ASU 2015-12 eliminates the requirement to group and disclose investments within the fair value hierarchy on the basis of nature, characteristics and risk. Investments will only be required to be disclosed by general type. Additionally, investment strategies for assets valued on the basis of Net Asset Value per share which are held in funds that file a Department of Labor Form 5500 as a Direct Filing Entity will no longer be required to be disclosed. ASU  2015-12 also eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Management has elected to adopt ASU 2015-12 for the reporting period ended December 31, 2015 with full retrospective application as required by the guidance.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

NOTE 3. FAIR VALUE MEASUREMENTS

Accounting Standards Codification 820, Fair Value Measurement, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets and liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted market prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2015 and 2014.
The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2015:

	Plan Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
AT&T common stock	$1,878,981	$-	$-	$1,878,981
Mutual funds or exchange-traded funds	51,912	-	-	51,912
Total assets in fair value hierarchy	$1,930,893	$-	$-	$1,930,893
Investments measured at net asset value:
Large cap U.S. stock index fund[1]				928,208
Mid and small cap U.S. stock index fund[2]				551,207
Bond index fund[3]				364,028
International stock index fund[4]				315,434
Global equity fund[5]				270,438
				2,429,315
Total investments at fair value				$4,360,208

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2014:

	Plan Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
AT&T common stock	$2,008,865	$-	$-	$2,008,865
Mutual funds or exchange-traded funds	39,673	-	-	39,673
Total assets in fair value hierarchy	$2,048,538	$-	$-	$2,048,538
Investments measured at net asset value:
Large cap U.S. stock index fund[1]				950,744
Mid and small cap U.S. stock index fund[2]				579,146
Bond index fund[3]				335,920
International stock index fund[4]				264,906
Global equity fund[5]				264,307
				2,395,023
Total investments at fair value				$4,443,561

1This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the S&P 500 Index. There are currently no redemption restrictions on this investment.

2This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Dow Jones U.S. Completion Total Stock Market Index. There are currently no redemption restrictions on this investment.

3This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the fixed income securities included in the Barclays U.S. Government/Credit Bond Index. There are currently no redemption restrictions on this investment.

4This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the MSCI EAFE Index. There are currently no redemption restrictions on this investment.

5This fund consists of two common/collective trust funds with an objective of providing investment returns that approximate an asset allocation of 75% to the Dow Jones U.S. Total Stock Market Index and 25% to the Morgan Stanley Country Index – Europe, Australasia, Far East (MSCI EAFE) Index. There are currently no redemption restrictions on these investments.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

NOTE 4. INVESTMENTS

Fully Benefit-Responsive Investment Contracts
The Interest Income Fund consists of fully benefit-responsive investment contracts with various financial institutions and insurance companies that promise to repay principal plus accrued income at contract maturity, subject to the creditworthiness of the issuer. Interest crediting rates are generally established when the contract is purchased and are periodically reset. The Interest Income Fund invests in Synthetic GICs, also referred to as wrapper contracts. The assets supporting the Synthetic GICs are owned by the Plan and generally consist of high quality fixed income securities.

A bank or insurance company issues a wrapper contract that provides preservation of principal, maintains a stable interest rate and provides daily liquidity at contract value for participant directed transactions, in accordance with the provisions of the Plan. Wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero, which would result in a loss of principal or accrued interest.

In certain circumstances, the amount withdrawn from the wrapper contract could be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if AT&T elects to withdraw from a wrapper contract in order to switch to a different investment provider or, in the event of a spin-off or sale of a division, if the terms of the successor plan do not meet the contract issuers' underwriting criteria for issuance of a clone wrapper contract. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan's loss of its qualified status, un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. The Company does not believe any of these events are probable of occurring in the foreseeable future.

Investment Risk
Investments held by the Plan are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefit. Plan participants' accounts that are invested in the Company stock fund option are exposed to market risk in the event of a significant decline in the value of AT&T stock.

Additionally, the Plan invests in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

NOTE 5. PARTIES-IN-INTEREST TRANSACTIONS

Plan assets are invested in AT&T stock directly. Because the Company is the plan sponsor, transactions involving the Company's stock qualify as party-in-interest transactions. In addition, certain investments held by the Plan are managed by BNY Mellon and Fidelity as trustee and record keeper, respectively, as defined by various agreements. Therefore, these transactions and fees paid to these entities qualify as parties-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

NOTE 6. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated June 23, 2015, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Subsequent to this determination by the IRS, the Plan was amended. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

NOTE 7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31:

	2015	2014

Net Assets Available for Benefits per the financial statements	$5,396,997	$5,488,053

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	-	25,966

Distributions payable to participants	(947)	(993)

Net Assets Available for Benefits per the Form 5500	$5,396,050	$5,513,026

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500 for the year ended December 31, 2015:

Distributions to participants per the financial statements	$530,639
Distributions payable to participants at December 31, 2014	(993)
Distributions payable to participants at December 31, 2015	947
Distributions to participants per the Form 5500	$530,593

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Fully benefit-responsive contracts are recorded on the Form 5500 at contract value for the twelve-month period ending December 31, 2015. For prior years, fully benefit-responsive contracts were recorded at fair value versus contract value on the financial statements. The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2015:

Total additions per the financial statements	$451,984

Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2014	(25,966)

Total income per the Form 5500	$426,018

Fully benefit-responsive contracts are recorded on the Form 5500 on the financial statements at contract value.

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015
(Dollars in Thousands)

	Identity of Issue	Description of Investment	Cost	Current Value
AT&T Shares Fund
*	AT&T COMMON SHARES	54,605,667 SHARES	1,645,078	1,878,981
*	DREYFUS GOVERNMENT CASH MANAGEMENT FUND	REGISTERED INVESTMENT COMPANY: 19,724,374 UNITS	19,724	19,724
	TOTAL SHARES FUND		1,664,802	1,898,705

Bond Fund
*	BLACKROCK GOVERNMENT/CREDIT BOND INDEX FUND F	COMMON/COLLECTIVE TRUST FUND: 13,442,668 UNITS	**	364,028

Large Cap Stock Fund
*	BLACKROCK EQUITY INDEX FUND F	COMMON/COLLECTIVE TRUST FUND: 25,359,033 UNITS	**	928,208

Interest Income Fund
*	DREYFUS GOVT CAS MGMT INST 289	VAR RT 12/31/2075 DD 06/03/97		3,441
	ABBEY NATIONAL TREASURY SERVIC	2.350% 09/10/2019 DD 09/10/14		1,927
	ACCESS GROUP IN 1 A2	VAR RT 08/25/2023 DD 06/08/06		307
	AEP TEXAS CENTRAL TRANSIT 1 A1	0.880% 12/01/2018 DD 03/14/12		1,107
	AEP TEXAS CENTRAL TRANSITION F	5.170% 01/01/2020 DD 10/11/06		1,273
	ALLY AUTO RECEIVABLES T SN1 A3	1.210% 12/20/2017 DD 03/31/15		896
	ANHEUSER-BUSCH INBEV FINANCE I	2.150% 02/01/2019 DD 01/27/14		3,629
	APPLE INC	VAR RT 05/05/2017 DD 05/06/14		2,697
	ARIZONA PUBLIC SERVICE CO	2.200% 01/15/2020 DD 01/12/15		520
	ASIAN DEVELOPMENT BANK	1.125% 03/15/2017 DD 01/18/12		1,682
	AUTOMATIC DATA PROCESSING INC	2.250% 09/15/2020 DD 09/15/15		527
	BANK OF AMERICA AUTO TRUS 1 A4	1.030% 12/15/2016 DD 04/18/12		5
	BANK OF NOVA SCOTIA/THE	1.450% 04/25/2018 DD 04/25/13		819
	BANK OF TOKYO-MITSUBISHI 144A	1.450% 09/08/2017 DD 09/08/14		3,602
	BAT INTERNATIONAL FINANCE 144A	9.500% 11/15/2018 DD 11/21/08		991
	BEAR STEARNS COMMERCIA PW14 A4	5.201% 12/11/2038 DD 12/01/06		1,549
	BEAR STEARNS COMMERCIAL T26 A4	VAR RT 01/12/2045 DD 04/01/07		1,860
	BNP PARIBAS SA	2.375% 05/21/2020 DD 05/21/15		718
	BP CAPITAL MARKETS PLC	2.237% 05/10/2019 DD 02/10/14		3,630
	BRAZOS HIGHER EDUCATION 1 1A3	VAR RT 09/26/2022 DD 03/08/05		506
	CANADA GOVERNMENT INTERNATIONA	0.875% 02/14/2017 DD 02/14/12		1,699
	CAPITAL ONE MULTI-ASSET A1 A1	0.630% 11/15/2018 DD 02/01/13		5,100
	CAPITAL ONE MULTI-ASSET A7 A7	5.750% 07/15/2020 DD 09/28/07		1,496
	CARMAX AUTO OWNER TRUST 2 2 A4	0.840% 11/15/2018 DD 05/16/13		794
	CARMAX AUTO OWNER TRUST 2 3 A3	0.970% 04/16/2018 DD 08/08/13		465
	CENTERPOINT ENERGY TRANSI 1 A1	0.901% 04/15/2018 DD 01/19/12		1,105

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value
CITIGROUP COMMERCIAL M GC17 A2	2.962% 11/10/2046 DD 12/01/13		703
CITIGROUP COMMERCIAL MOR C6 A4	VAR RT 12/10/2049 DD 07/01/07		2,583
CITIGROUP INC	1.750% 05/01/2018 DD 05/01/13		7,139
COMCAST CORP	5.700% 05/15/2018 DD 05/07/08		3,443
COMMONWEALTH BANK OF AUSTRALIA	1.400% 09/08/2017 DD 09/08/14		3,916
CREDIT SUISSE NEW YORK	VAR RT 05/26/2017 DD 05/28/14		3,537
CREDIT SUISSE NEW YORK	1.750% 01/29/2018 DD 01/29/15		1,246
DANAHER CORP	1.650% 09/15/2018 DD 09/15/15		175
FEDERAL NATL MTG ASSN	0.875% 10/26/2017 DD 09/24/12		1,728
FHLMC POOL #2B-0069	VAR RT 12/01/2041 DD 12/01/11		447
FHLMC POOL #78-8657	VAR RT 09/01/2031 DD 09/01/01		23
FHLMC POOL #84-9008	VAR RT 06/01/2042 DD 03/01/13		1,328
FHLMC POOL #84-9539	VAR RT 11/01/2044 DD 12/01/14		934
FHLMC POOL #84-9727	VAR RT 05/01/2045 DD 05/01/15		4,963
FHLMC POOL #A6-3809	6.000% 08/01/2037 DD 07/01/07		7
FHLMC POOL #A6-4100	6.000% 08/01/2037 DD 08/01/07		2
FHLMC POOL #A6-4142	6.000% 08/01/2037 DD 08/01/07		3
FHLMC POOL #A6-4440	6.000% 08/01/2037 DD 08/01/07		8
FHLMC POOL #A6-5310	6.000% 09/01/2037 DD 09/01/07		2
FHLMC POOL #A6-5518	6.000% 09/01/2037 DD 09/01/07		6
FHLMC POOL #A6-5651	6.000% 09/01/2037 DD 09/01/07		2
FHLMC POOL #A6-5652	6.000% 09/01/2037 DD 09/01/07		5
FHLMC POOL #A6-7052	6.000% 10/01/2037 DD 10/01/07		4
FHLMC POOL #A6-7449	6.000% 11/01/2037 DD 10/01/07		7
FHLMC POOL #A6-8998	6.000% 11/01/2037 DD 11/01/07		6
FHLMC POOL #A6-9265	6.000% 12/01/2037 DD 12/01/07		3
FHLMC POOL #A6-9303	6.000% 11/01/2037 DD 11/01/07		2
FHLMC POOL #A6-9654	6.000% 12/01/2037 DD 12/01/07		31
FHLMC POOL #A6-9830	6.000% 12/01/2037 DD 12/01/07		7
FHLMC POOL #A7-6056	6.000% 04/01/2038 DD 04/01/08		2
FHLMC POOL #A7-6472	6.000% 04/01/2038 DD 04/01/08		3
FHLMC POOL #A7-6476	6.000% 04/01/2038 DD 04/01/08		3
FHLMC POOL #A7-7211	6.000% 05/01/2038 DD 05/01/08		5
FHLMC POOL #A7-7766	6.000% 06/01/2038 DD 05/01/08		2
FHLMC POOL #A7-8625	6.000% 06/01/2038 DD 06/01/08		1
FHLMC POOL #A8-1068	6.000% 08/01/2038 DD 08/01/08		4
FHLMC POOL #A8-1660	6.000% 09/01/2038 DD 09/01/08		2
FHLMC POOL #A8-2394	6.000% 10/01/2038 DD 10/01/08		1
FHLMC POOL #A8-2474	6.000% 10/01/2038 DD 10/01/08		2
FHLMC POOL #A8-3801	6.000% 12/01/2038 DD 12/01/08		1
FHLMC POOL #A8-5741	6.000% 04/01/2039 DD 04/01/09		2

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value
FHLMC POOL #C0-3325	6.000% 02/01/2039 DD 02/01/09		6
FHLMC POOL #C0-3475	6.000% 04/01/2040 DD 04/01/10		7
FHLMC POOL #G0-3297	6.000% 09/01/2037 DD 09/01/07		2
FHLMC POOL #G0-3330	6.000% 09/01/2037 DD 09/01/07		6
FHLMC POOL #G0-3349	6.000% 10/01/2037 DD 09/01/07		5
FHLMC POOL #G0-3504	6.000% 11/01/2037 DD 10/01/07		3
FHLMC POOL #G0-3517	6.000% 11/01/2037 DD 10/01/07		2
FHLMC POOL #G0-3551	6.000% 11/01/2037 DD 11/01/07		31
FHLMC POOL #G0-3581	6.000% 11/01/2037 DD 11/01/07		12
FHLMC POOL #G0-3616	6.000% 12/01/2037 DD 11/01/07		14
FHLMC POOL #G0-3646	6.000% 01/01/2038 DD 12/01/07		6
FHLMC POOL #G0-3698	6.000% 12/01/2037 DD 12/01/07		9
FHLMC POOL #G0-3721	6.000% 12/01/2037 DD 12/01/07		6
FHLMC POOL #G0-3776	6.000% 01/01/2038 DD 01/01/08		14
FHLMC POOL #G0-3781	6.000% 01/01/2038 DD 01/01/08		40
FHLMC POOL #G0-3819	6.000% 01/01/2038 DD 01/01/08		3
FHLMC POOL #G0-3850	6.000% 02/01/2038 DD 01/01/08		2
FHLMC POOL #G0-3926	6.000% 02/01/2038 DD 02/01/08		4
FHLMC POOL #G0-3941	6.000% 02/01/2038 DD 02/01/08		14
FHLMC POOL #G0-4170	6.000% 04/01/2038 DD 04/01/08		4
FHLMC POOL #G0-4230	6.000% 04/01/2038 DD 04/01/08		5
FHLMC POOL #G0-4301	6.000% 03/01/2038 DD 05/01/08		2
FHLMC POOL #G0-4411	6.000% 06/01/2038 DD 06/01/08		12
FHLMC POOL #G0-4576	6.000% 09/01/2038 DD 08/01/08		21
FHLMC POOL #G0-4607	6.000% 09/01/2038 DD 08/01/08		9
FHLMC POOL #G0-4645	6.000% 07/01/2038 DD 08/01/08		10
FHLMC POOL #G0-4713	6.000% 10/01/2038 DD 09/01/08		12
FHLMC POOL #G0-4757	6.000% 08/01/2038 DD 10/01/08		2
FHLMC POOL #G0-4765	6.000% 09/01/2038 DD 09/01/08		37
FHLMC POOL #G0-5369	6.000% 03/01/2039 DD 03/01/09		4
FHLMC POOL #G0-5666	6.000% 04/01/2038 DD 10/01/09		1
FHLMC POOL #G0-5940	6.000% 04/01/2040 DD 07/01/10		4
FHLMC POOL #G0-6066	6.000% 05/01/2040 DD 10/01/10		17
FHLMC POOL #G0-6232	6.000% 05/01/2040 DD 01/01/11		3
FHLMC POOL #G0-6249	6.000% 05/01/2040 DD 02/01/11		6
FHLMC POOL #G0-6789	6.000% 05/01/2040 DD 10/01/11		11
FHLMC POOL #G0-6954	6.000% 05/01/2040 DD 04/01/12		14
FHLMC POOL #G0-7222	6.000% 04/01/2040 DD 11/01/12		15
FHLMC POOL #V8-0804	6.000% 01/01/2039 DD 11/01/13		54
FHLMC MULTICLASS MTG 3601 PA	5.000% 09/15/2038 DD 11/01/09		199
FHLMC MULTICLASS MTG 3895 AM	5.000% 08/15/2039 DD 07/01/11		908
FHLMC MULTICLASS MTG 3896 PA	4.000% 03/15/2040 DD 07/01/11		1,159
FHLMC MULTICLASS MTG 4189 PA	3.500% 11/15/2042 DD 04/01/13		859
FIFTH THIRD BANK/CINCINNATI OH	1.350% 06/01/2017 DD 04/25/14		3,615

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value
FINLAND GOVERNMENT INTERN 144A	1.125% 05/02/2017 DD 05/02/12		1,582
FNMA POOL #0686026	VAR RT 04/01/2033 DD 04/01/03		240
FNMA POOL #0725228	6.000% 03/01/2034 DD 02/01/04		2,416
FNMA POOL #0756359	VAR RT 12/01/2033 DD 12/01/03		369
FNMA POOL #0AK5677	VAR RT 02/01/2042 DD 02/01/12		550
FNMA POOL #0AL2492	VAR RT 10/01/2042 DD 09/01/12		1,966
FNMA POOL #0AL7162	VAR RT 09/01/2042 DD 07/01/15		1,019
FNMA POOL #0AV9636	VAR RT 04/01/2044 DD 03/01/14		1,126
FNMA POOL #0AU8673	VAR RT 02/01/2044 DD 02/01/14		510
FNMA GTD REMIC P/T 02-W11 AF6	VAR RT 11/25/2032 DD 09/01/02		106
FNMA GTD REMIC P/T 02-W2 AF6	STEP 05/25/2032 DD 03/01/02		106
FNMA GTD REMIC P/T 03-T3 2A6	VAR RT 05/25/2033 DD 02/01/03		433
FNMA GTD REMIC P/T 03-W10 2A	VAR RT 06/25/2043 DD 06/01/03		492
FNMA GTD REMIC P/T 04-T4 A9	VAR RT 08/25/2034 DD 07/01/04		476
FNMA GTD REMIC P/T 12-117 DC	3.000% 01/25/2038 DD 09/01/12		1,511
FNMA GTD REMIC P/T 12-118 VA	3.000% 05/25/2022 DD 10/01/12		1,791
FNMA GTD REMIC P/T 13-13 MA	4.000% 01/25/2043 DD 02/01/13		1,341
FNMA GTD REMIC P/T 2013-83 A	3.500% 09/25/2039 DD 07/01/13		1,173
GENERAL ELECTRIC CAPITAL CORP	1.625% 04/02/2018 DD 04/02/13		3,286
GILEAD SCIENCES INC	2.350% 02/01/2020 DD 11/17/14		801
GNMA GTD REMIC P/T 12-43 AJ	3.000% 05/20/2038 DD 04/01/12		701
GOAL CAPITAL FUNDING TRUS 1 A3	VAR RT 11/25/2026 DD 05/25/06		164
GOAL CAPITAL FUNDING TRUS 1 A3	VAR RT 09/25/2028 DD 06/07/07		748
GOLDEN CREDIT CARD T 4A A 144A	1.390% 07/15/2019 DD 07/25/12		2,492
HSBC USA INC	1.500% 11/13/2017 DD 11/13/14		2,812
HALLIBURTON CO	2.700% 11/15/2020 DD 11/13/15		544
HIGHER EDUCATION FUNDING 1 A4	VAR RT 02/25/2030 DD 03/10/15		540
HUNTINGTON NATIONAL BANK/THE	VAR RT 04/24/2017 DD 04/24/14		1,617
HYUNDAI AUTO RECEIVABLES A A3	0.560% 07/17/2017 DD 01/30/13		168
HYUNDAI AUTO RECEIVABLES B A4	1.010% 02/15/2019 DD 06/27/13		1,688
INTEL CORP	2.450% 07/29/2020 DD 07/29/15		1,896
INTER-AMERICAN DEVELOPMENT BAN	1.125% 03/15/2017 DD 01/11/12		2,506
JOHNSON & JOHNSON	5.150% 07/15/2018 DD 06/23/08		4,374
JP MORGAN CHASE COMMER CB20 A4	VAR RT 02/12/2051 DD 09/01/07		1,562
JP MORGAN CHASE COMMER LD12 A4	VAR RT 02/15/2051 DD 08/01/07		1,525
JP MORGAN CHASE COMMER LDPX A3	5.420% 01/15/2049 DD 03/01/07		3,881
JPMBB COMMERCIAL MORTGA C14 A2	3.019% 08/15/2046 DD 08/01/13		714
JPMORGAN CHASE & CO	6.000% 01/15/2018 DD 12/20/07		7,209
LB-UBS COMMERCIAL MORTGA C6 A4	5.372% 09/15/2039 DD 09/11/06		2,007
LLOYDS BANK PLC	2.300% 11/27/2018 DD 11/27/13		3,614
MACQUARIE BANK LTD 144A	1.600% 10/27/2017 DD 10/27/14		1,340
MEDTRONIC INC	1.500% 03/15/2018 DD 03/15/15		1,674
METLIFE INC	VAR RT 12/15/2017 DD 09/15/14		578

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value
MIZUHO BANK LTD 144A	1.700% 09/25/2017 DD 09/25/14		1,443
MORGAN STANLEY	7.300% 05/13/2019 DD 05/13/09		7,122
MORGAN STANLEY BANK OF C13 A2	2.936% 11/15/2046 DD 12/01/13		1,244
NATIONAL AUSTRALIA BANK L 144A	2.000% 06/20/2017 DD 06/20/12		1,311
NELNET STUDENT LOAN TRUST 4 A3	VAR RT 06/22/2026 DD 11/15/05		823
NELNET STUDENT LOAN TRUST 2 A5	VAR RT 01/25/2030 DD 05/18/06		3,336
NISSAN AUTO RECEIVABLES 2 A A3	0.500% 05/15/2017 DD 01/16/13		71
NISSAN AUTO RECEIVABLES 2 B A4	1.310% 10/15/2019 DD 07/30/13		699
NISSAN AUTO RECEIVABLES 2 C A3	0.670% 08/15/2018 DD 12/11/13		2,231
NORTHERN STATES POWER CO/MN	2.200% 08/15/2020 DD 08/11/15		695
OHIO PHASE-IN-RECOVERY FU 1 A2	2.049% 07/01/2020 DD 08/01/13		671
PACIFIC GAS & ELECTRIC CO	8.250% 10/15/2018 DD 10/21/08		581
ROCKWELL AUTOMATION INC	2.050% 03/01/2020 DD 02/17/15		446
ROYAL BANK OF CANADA	1.200% 09/19/2018 DD 09/19/12		1,692
SIMON PROPERTY GROUP LP	10.350% 04/01/2019 DD 03/25/09		2,270
SLM STUDENT LOAN TRUST 2 14 A5	VAR RT 01/25/2023 DD 12/11/03		409
SLM STUDENT LOAN TRUST 20 2 A5	VAR RT 07/25/2025 DD 02/23/06		3,423
SLM STUDENT LOAN TRUST 20 4 A5	VAR RT 10/27/2025 DD 04/20/06		1,395
SLM STUDENT LOAN TRUST 20 9 A4	VAR RT 10/25/2022 DD 10/12/06		136
SLM STUDENT LOAN TRUST 201 1 A	VAR RT 11/25/2042 DD 07/06/10		451
SLM STUDENT LOAN TRUST 20 3 A2	VAR RT 05/26/2020 DD 06/20/13		464
SLM STUDENT LOAN TRUST 20 1 A2	VAR RT 07/26/2021 DD 01/28/14		647
SOUTHERN CALIFORNIA EDISON CO	1.125% 05/01/2017 DD 05/09/14		2,235
TENNESSEE VALLEY AUTH BD	1.750% 10/15/2018 DD 09/27/13		707
TORONTO-DOMINION BANK/THE 144A	1.500% 03/13/2017 DD 03/13/12		701
U S TREASURY NOTE	1.500% 12/31/2018 DD 12/31/13		1,205
U S TREASURY NOTE	1.500% 11/30/2019 DD 11/30/14		19,881
U S TREASURY NOTE	1.625% 12/31/2019 DD 12/31/14		2,900
U S TREASURY NOTE	1.250% 01/31/2020 DD 01/31/15		28,061
U S TREASURY NOTE	1.375% 03/31/2020 DD 03/31/15		8,593
U S TREASURY NOTE	1.375% 08/31/2020 DD 08/31/15		15,616
U S TREASURY NOTE	1.000% 09/15/2018 DD 09/15/15		13,900
U S TREASURY NOTE	0.875% 11/30/2017 DD 11/30/15		7,279
U S TREASURY NOTE	1.250% 12/15/2018 DD 12/15/15		17,962
U S TREASURY NOTE	1.375% 12/31/2018 DD 12/31/11		9,007
U S TREASURY NOTE	1.000% 05/31/2018 DD 05/31/13		5,213
U S TREASURY NOTE	1.375% 06/30/2018 DD 06/30/13		4,237
U S TREASURY NOTE	1.250% 10/31/2018 DD 10/31/13		6,990
U S TREASURY NOTE	2.250% 04/30/2021 DD 04/30/14		1,897
U S TREASURY NOTE	1.500% 05/31/2020 DD 05/31/15		3,371
U S TREASURY NOTE	1.625% 06/30/2020 DD 06/30/15		21,910
U S TREASURY NOTE	0.875% 07/15/2018 DD 07/15/15		18,829
UBS AG/LONDON 144A	0.750% 03/24/2017 DD 03/26/13		1,299

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015
(Dollars in Thousands)

Identity of Issue		Description of Investment	Cost	Current Value
	UNITEDHEALTH GROUP INC	1.625% 03/15/2019 DD 02/28/13		3,610
	UNITEDHEALTH GROUP INC	1.900% 07/16/2018 DD 07/23/15		426
	WACHOVIA BANK COMMERCIA C29 A4	5.308% 11/15/2048 DD 12/01/06		1,639
	WACHOVIA CORP	5.750% 02/01/2018 DD 01/31/08		6,967
	WACHOVIA STUDENT LOAN TRU 1 A5	VA RT 01/26/2026 DD 11/29/05		275
	WAL-MART STORES INC	1.000% 04/21/2017 DD 04/22/14		6,054
	WELLS FARGO COMMERCIAL LC5 A2	1.844% 10/15/2045 DD 09/01/12		2,228
	WFRBS COMMERCIAL MORTGA C14 A2	2.133% 06/15/2046 DD 06/01/13		1,350
				393,352

*	DREYFUS GOVT CAS MGMT INST 289	VAR RT 12/31/2075 DD 06/03/97		2,704
	ACE INA HOLDINGS INC	2.875% 11/03/2022 DD 11/03/15		223
	ACE INA HOLDINGS INC	3.350% 05/03/2026 DD 11/03/15		224
	AEP TEXAS CENTRAL TRANSITION F	5.170% 01/01/2020 DD 10/11/06		1,000
	AFRICAN DEVELOPMENT BANK	1.125% 03/15/2017 DD 01/19/12		1,501
	APPLE INC	2.850% 05/06/2021 DD 05/06/14		2,099
	ASIAN DEVELOPMENT BANK	1.125% 03/15/2017 DD 01/18/12		1,332
	AUTOMATIC DATA PROCESSING INCE	3.375% 09/15/2025 DD 09/15/15		229
	BANK OF AMERICA CORP	2.650% 04/01/2019 DD 04/01/14		4,010
	BAT INTERNATIONAL FINANCE 144A	3.950% 06/15/2025 DD 06/15/15		1,003
	BANK OF TOKYO-MITSUBISHI 144A	2.150% 09/14/2018 DD 09/14/15		1,097
	BEAR STEARNS COMMERCIA PW14 A4	5.201% 12/11/2038 DD 12/01/06		1,259
	BEAR STEARNS COMMERCIA PW16 A4	VAR RT 06/11/2040 DD 06/01/07		3,454
	BP CAPITAL MARKETS PLC	4.500% 10/01/2020 DD 10/01/10		1,980
	BNP PARIBAS SA	2.375% 05/21/2020 DD 05/21/15		792
	BRANCH BANKING & TRUST CO	3.625% 09/16/2025 DD 09/16/15		1,766
	CANADA GOVERNMENT INTERNATIONA	0.875% 02/14/2017 DD 02/14/12		1,299
	CAPITAL ONE MULTI-ASSET A1 A1	0.630% 11/15/2018 DD 02/01/13		4,000
	CAPITAL ONE MULTI-ASSET A7 A7	5.750% 07/15/2020 DD 09/28/07		1,283
	CARMAX AUTO OWNER TRUST 2 2 A4	0.840% 11/15/2018 DD 05/16/13		645
	CENTERPOINT ENERGY TRANSI 1 A3	3.028% 10/15/2025 DD 01/19/12		1,838
	CHASE EDUCATION LOAN TRUS A A3	3.028% 10/15/2025 DD 01/19/12		332
	CHASE ISSUANCE TRUST A7 A7	2.160% 09/16/2024 DD 10/09/12		2,040
	CITIGROUP COMMERCIAL M GC17 A2	2.962% 11/10/2046 DD 12/01/13		552
	CITIGROUP COMMERCIAL MOR C6 A4	VAR RT 12/10/2049 DD 07/01/07		3,307
	COMCAST CORP	3.375% 08/15/2025 DD 05/27/15		835
	COMMERCIAL MORTGAGE TRU GG9 A4	5.444% 03/10/2039 DD 03/01/07		3,451
	CONOCOPHILLIPS CO	3.350% 11/15/2024 DD 11/12/14		530
	CREDIT AGRICOLE SA/LONDON 144A	2.500% 04/15/2019 DD 04/15/14		1,985
	CREDIT SUISSE/NEW YORK NY	3.000% 10/29/2021 DD 10/29/14		1,668
	DIAGEO CAPITAL PLC	1.500% 05/11/2017 DD 05/11/12		1,599
	FEDERAL HOME LN MTG CORP	4.875% 06/13/2018 DD 06/13/08		2,715

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value
FEDERAL HOME LN MTG CORP	3.750% 03/27/2019 DD 03/27/09		9,208
FEDERAL HOME LN MTG CORP	1.250% 08/01/2019 DD 07/30/12		2,967
FEDERAL NATL MTG ASSN	4.875% 12/15/2016 DD 11/17/06		1,142
FEDERAL NATL MTG ASSN	1.125% 04/27/2017 DD 03/01/12		4,307
FEDERAL NATL MTG ASSN	0.875% 10/26/2017 DD 09/24/12		1,329
FEDERAL NATL MTG ASSN	0.875% 12/20/2017 DD 10/30/12		3,981
FEDERAL REALTY INVESTMENT TRUS	2.550% 01/15/2021 DD 09/28/15		373
FHLMC POOL #1B-0118	VAR RT 08/01/2031 DD 08/01/01		13
FHLMC POOL #1B-1438	VAR RT 01/01/2034 DD 01/01/04		227
FHLMC POOL #A6-3809	6.000% 08/01/2037 DD 07/01/07		46
FHLMC POOL #A6-3940	6.000% 08/01/2037 DD 08/01/07		6
FHLMC POOL #A6-4100	6.000% 08/01/2037 DD 08/01/07		13
FHLMC POOL #A6-4136	6.000% 08/01/2037 DD 08/01/07		2
FHLMC POOL #A6-4142	6.000% 08/01/2037 DD 08/01/07		16
FHLMC POOL #A6-4424	6.000% 08/01/2037 DD 08/01/07		1
FHLMC POOL #A6-4440	6.000% 08/01/2037 DD 08/01/07		52
FHLMC POOL #A6-4475	6.000% 08/01/2037 DD 08/01/07		3
FHLMC POOL #A6-4548	6.000% 08/01/2037 DD 08/01/07		5
FHLMC POOL #A6-4907	6.000% 08/01/2037 DD 08/01/07		2
FHLMC POOL #A6-5008	6.000% 08/01/2037 DD 08/01/07		1
FHLMC POOL #A6-5310	6.000% 09/01/2037 DD 09/01/07		15
FHLMC POOL #A6-5398	6.000% 09/01/2037 DD 09/01/07		1
FHLMC POOL #A6-5518	6.000% 09/01/2037 DD 09/01/07		37
FHLMC POOL #A6-5648	6.000% 09/01/2037 DD 09/01/07		1
FHLMC POOL #A6-5651	6.000% 09/01/2037 DD 09/01/07		11
FHLMC POOL #A6-5652	6.000% 09/01/2037 DD 09/01/07		33
FHLMC POOL #A6-6092	6.000% 09/01/2037 DD 09/01/07		2
FHLMC POOL #A6-6107	6.000% 09/01/2037 DD 09/01/07		5
FHLMC POOL #A6-7052	6.000% 10/01/2037 DD 10/01/07		23
FHLMC POOL #A6-7449	6.000% 11/01/2037 DD 10/01/07		45
FHLMC POOL #A6-8241	6.000% 11/01/2037 DD 11/01/07		15
FHLMC POOL #A6-8585	6.000% 11/01/2037 DD 11/01/07		8
FHLMC POOL #A6-8626	6.000% 11/01/2037 DD 11/01/07		3
FHLMC POOL #A6-8883	6.000% 11/01/2037 DD 11/01/07		5
FHLMC POOL #A6-8998	6.000% 11/01/2037 DD 11/01/07		37
FHLMC POOL #A6-9265	6.000% 12/01/2037 DD 12/01/07		20
FHLMC POOL #A6-9303	6.000% 11/01/2037 DD 11/01/07		15
FHLMC POOL #A6-9654	6.000% 12/01/2037 DD 12/01/07		193
FHLMC POOL #A6-9830	6.000% 12/01/2037 DD 12/01/07		45
FHLMC POOL #A6-9858	6.000% 12/01/2037 DD 12/01/07		2
FHLMC POOL #A6-9859	6.000% 12/01/2037 DD 12/01/07		5
FHLMC POOL #A7-0638	6.000% 12/01/2037 DD 12/01/07		3
FHLMC POOL #A7-1450	6.000% 01/01/2038 DD 01/01/08		5

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value
FHLMC POOL #A7-2232	6.000% 02/01/2038 DD 01/01/08		3
FHLMC POOL #A7-2300	6.000% 01/01/2038 DD 01/01/08		3
FHLMC POOL #A7-4388	6.000% 03/01/2038 DD 03/01/08		4
FHLMC POOL #A7-5218	6.000% 04/01/2038 DD 03/01/08		4
FHLMC POOL #A7-6056	6.000% 04/01/2038 DD 04/01/08		11
FHLMC POOL #A7-6467	6.000% 04/01/2038 DD 04/01/08		5
FHLMC POOL #A7-6472	6.000% 04/01/2038 DD 04/01/08		20
FHLMC POOL #A7-6474	6.000% 04/01/2038 DD 04/01/08		6
FHLMC POOL #A7-6476	6.000% 04/01/2038 DD 04/01/08		21
FHLMC POOL #A7-6481	6.000% 04/01/2038 DD 04/01/08		6
FHLMC POOL #A7-7211	6.000% 05/01/2038 DD 05/01/08		33
FHLMC POOL #A7-7221	6.000% 05/01/2038 DD 05/01/08		6
FHLMC POOL #A7-7222	6.000% 05/01/2038 DD 05/01/08		9
FHLMC POOL #A7-7568	6.000% 06/01/2038 DD 05/01/08		9
FHLMC POOL #A7-7766	6.000% 06/01/2038 DD 05/01/08		11
FHLMC POOL #A7-7797	6.000% 05/01/2038 DD 05/01/08		2
FHLMC POOL #A7-8625	6.000% 06/01/2038 DD 06/01/08		9
FHLMC POOL #A7-9755	6.000% 07/01/2038 DD 07/01/08		5
FHLMC POOL #A7-9846	6.000% 07/01/2038 DD 07/01/08		4
FHLMC POOL #A8-0885	6.000% 08/01/2038 DD 08/01/08		3
FHLMC POOL #A8-1068	6.000% 08/01/2038 DD 08/01/08		25
FHLMC POOL #A8-1346	6.000% 09/01/2038 DD 08/01/08		7
FHLMC POOL #A8-1466	6.000% 09/01/2038 DD 08/01/08		1
FHLMC POOL #A8-1618	6.000% 09/01/2038 DD 09/01/08		5
FHLMC POOL #A8-1660	6.000% 09/01/2038 DD 09/01/08		10
FHLMC POOL #A8-2394	6.000% 10/01/2038 DD 10/01/08		7
FHLMC POOL #A8-2474	6.000% 10/01/2038 DD 10/01/08		12
FHLMC POOL #A8-2841	6.000% 11/01/2038 DD 10/01/08		7
FHLMC POOL #A8-3801	6.000% 12/01/2038 DD 12/01/08		6
FHLMC POOL #A8-3804	6.000% 01/01/2039 DD 12/01/08		2
FHLMC POOL #A8-4705	6.000% 02/01/2039 DD 02/01/09		2
FHLMC POOL #A8-5741	6.000% 04/01/2039 DD 04/01/09		10
FHLMC POOL #A8-6739	6.000% 06/01/2039 DD 06/01/09		27
FHLMC POOL #A8-7819	6.000% 08/01/2039 DD 08/01/09		10
FHLMC POOL #A8-8869	6.000% 11/01/2038 DD 01/01/09		1
FHLMC POOL #A8-8904	6.000% 09/01/2039 DD 09/01/09		7
FHLMC POOL #C0-3325	6.000% 02/01/2039 DD 02/01/09		36
FHLMC POOL #C0-3475	6.000% 04/01/2040 DD 04/01/10		45
FHLMC POOL #C0-4322	3.500% 12/01/2042 DD 11/01/12		3,885
FHLMC POOL #G0-3297	6.000% 09/01/2037 DD 09/01/07		15
FHLMC POOL #G0-3330	6.000% 09/01/2037 DD 09/01/07		37
FHLMC POOL #G0-3332	6.000% 10/01/2037 DD 09/01/07		4
FHLMC POOL #G0-3349	6.000% 10/01/2037 DD 09/01/07		32

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value
FHLMC POOL #G0-3445	6.000% 11/01/2037 DD 10/01/07		2
FHLMC POOL #G0-3464	6.000% 11/01/2037 DD 10/01/07		6
FHLMC POOL #G0-3504	6.000% 11/01/2037 DD 10/01/07		18
FHLMC POOL #G0-3517	6.000% 11/01/2037 DD 10/01/07		10
FHLMC POOL #G0-3543	6.000% 11/01/2037 DD 11/01/07		6
FHLMC POOL #G0-3551	6.000% 11/01/2037 DD 11/01/07		194
FHLMC POOL #G0-3581	6.000% 11/01/2037 DD 11/01/07		77
FHLMC POOL #G0-3616	6.000% 12/01/2037 DD 11/01/07		89
FHLMC POOL #G0-3646	6.000% 01/01/2038 DD 12/01/07		41
FHLMC POOL #G0-3687	6.000% 01/01/2038 DD 12/01/07		6
FHLMC POOL #G0-3698	6.000% 12/01/2037 DD 12/01/07		56
FHLMC POOL #G0-3721	6.000% 12/01/2037 DD 12/01/07		36
FHLMC POOL #G0-3776	6.000% 01/01/2038 DD 01/01/08		89
FHLMC POOL #G0-3781	6.000% 01/01/2038 DD 01/01/08		253
FHLMC POOL #G0-3819	6.000% 01/01/2038 DD 01/01/08		20
FHLMC POOL #G0-3826	6.000% 01/01/2038 DD 01/01/08		4
FHLMC POOL #G0-3850	6.000% 02/01/2038 DD 01/01/08		11
FHLMC POOL #G0-3926	6.000% 02/01/2038 DD 02/01/08		25
FHLMC POOL #G0-3941	6.000% 02/01/2038 DD 02/01/08		432
FHLMC POOL #G0-3951	6.000% 01/01/2038 DD 02/01/08		5
FHLMC POOL #G0-4080	6.000% 03/01/2038 DD 03/01/08		2
FHLMC POOL #G0-4170	6.000% 04/01/2038 DD 04/01/08		28
FHLMC POOL #G0-4185	6.000% 03/01/2038 DD 04/01/08		8
FHLMC POOL #G0-4230	6.000% 04/01/2038 DD 04/01/08		34
FHLMC POOL #G0-4301	6.000% 03/01/2038 DD 05/01/08		15
FHLMC POOL #G0-4316	6.000% 05/01/2038 DD 05/01/08		7
FHLMC POOL #G0-4410	6.000% 06/01/2038 DD 06/01/08		3
FHLMC POOL #G0-4411	6.000% 06/01/2038 DD 06/01/08		74
FHLMC POOL #G0-4447	6.000% 06/01/2038 DD 06/01/08		3
FHLMC POOL #G0-4552	6.000% 09/01/2038 DD 08/01/08		2
FHLMC POOL #G0-4575	6.000% 08/01/2038 DD 08/01/08		1
FHLMC POOL #G0-4576	6.000% 09/01/2038 DD 08/01/08		135
FHLMC POOL #G0-4607	6.000% 09/01/2038 DD 08/01/08		57
FHLMC POOL #G0-4610	6.000% 07/01/2038 DD 08/01/08		4
FHLMC POOL #G0-4645	6.000% 07/01/2038 DD 08/01/08		66
FHLMC POOL #G0-4713	6.000% 10/01/2038 DD 09/01/08		76
FHLMC POOL #G0-4754	6.000% 09/01/2038 DD 09/01/08		3
FHLMC POOL #G0-4757	6.000% 08/01/2038 DD 10/01/08		10
FHLMC POOL #G0-4765	6.000% 09/01/2038 DD 09/01/08		235
FHLMC POOL #G0-4912	6.000% 10/01/2038 DD 11/01/08		4
FHLMC POOL #G0-5029	6.000% 09/01/2038 DD 11/01/08		5
FHLMC POOL #G0-5352	6.000% 02/01/2039 DD 03/01/09		5
FHLMC POOL #G0-5369	6.000% 03/01/2039 DD 03/01/09		27

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value
FHLMC POOL #G0-5531	6.000% 08/01/2038 DD 07/01/09		10
FHLMC POOL #G0-5666	6.000% 04/01/2038 DD 10/01/09		6
FHLMC POOL #G0-5830	6.000% 12/01/2039 DD 03/01/10		5
FHLMC POOL #G0-5940	6.000% 04/01/2040 DD 07/01/10		24
FHLMC POOL #G0-6066	6.000% 05/01/2040 DD 10/01/10		104
FHLMC POOL #G0-6218	3.500% 12/01/2040 DD 01/01/11		1,602
FHLMC POOL #G0-6219	6.000% 05/01/2040 DD 01/01/11		15
FHLMC POOL #G0-6232	6.000% 05/01/2040 DD 01/01/11		22
FHLMC POOL #G0-6249	6.000% 05/01/2040 DD 02/01/11		38
FHLMC POOL #G0-6387	6.000% 11/01/2039 DD 04/01/11		11
FHLMC POOL #G0-6402	6.000% 03/01/2039 DD 04/01/11		5
FHLMC POOL #G0-6673	6.000% 11/01/2038 DD 08/01/11		7
FHLMC POOL #G0-6789	6.000% 05/01/2040 DD 10/01/11		67
FHLMC POOL #G0-6877	6.000% 05/01/2040 DD 01/01/12		9
FHLMC POOL #G0-6954	6.000% 05/01/2040 DD 04/01/12		90
FHLMC POOL #G0-6995	6.000% 05/01/2040 DD 04/01/12		17
FHLMC POOL #G0-7222	6.000% 04/01/2040 DD 11/01/12		93
FHLMC POOL #G0-7311	6.000% 05/01/2040 DD 02/01/13		16
FHLMC POOL #G0-7849	3.500% 05/01/2044 DD 10/01/14		731
FHLMC POOL #G0-8079	5.000% 09/01/2035 DD 09/01/05		1,252
FHLMC POOL #G0-8222	6.000% 09/01/2037 DD 09/01/07		3
FHLMC POOL #G0-8227	6.000% 10/01/2037 DD 10/01/07		2
FHLMC POOL #G0-8264	6.000% 04/01/2038 DD 04/01/08		3
FHLMC POOL #G0-8276	6.000% 06/01/2038 DD 06/01/08		8
FHLMC POOL #G0-8675	3.000% 11/01/2045 DD 11/01/15		4,985
FHLMC POOL #G1-4183	5.000% 07/01/2025 DD 06/01/11		458
FHLMC POOL #Q1-4670	3.500% 01/01/2043 DD 01/01/13		3,177
FHLMC POOL #U9-0065	3.500% 08/01/2042 DD 08/01/12		845
FHLMC POOL #U9-5026	3.500% 07/01/2042 DD 07/01/12		841
FHLMC POOL #V8-0804	6.000% 01/01/2039 DD 11/01/13		338
FHLMC MULTICLASS CTF K715 A2	2.856% 01/25/2021 DD 05/01/14		4,399
FHLMC MULTICLASS MTG	3.389% 03/25/2024 DD 06/01/14		3,004
FHLMC MULTICLASS MTG K-044 A2	2.811% 01/25/2025 DD 04/01/15		2,363
FHLMC MULTICLASS MTG 3601 PA	5.000% 09/15/2038 DD 11/01/09		185
FHLMC MULTICLASS MTG 3895 AM	5.000% 08/15/2039 DD 07/01/11		574
FHLMC MULTICLASS MTG 3896 PA	4.000% 03/15/2040 DD 07/01/11		934
FHLMC MULTICLASS MTG 4016 KV	4.000% 02/15/2025 DD 03/01/12		2,032
FNMA POOL #0725228	6.000% 03/01/2034 DD 02/01/04		2,323
FNMA POOL #0728766	VAR RT 07/01/2033 DD 07/01/03		148
FNMA POOL #0890375	4.500% 08/01/2023 DD 10/01/11		603
FNMA POOL #0AB2775	4.500% 04/01/2041 DD 03/01/11		1,371
FNMA POOL #0AB9068	3.500% 04/01/2043 DD 03/01/13		2,666
FNMA POOL #0AH3792	4.500% 02/01/2041 DD 01/01/11		1,885

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value
FNMA POOL #0AI8618	4.000% 12/01/2041 DD 12/01/11		2,136
FNMA POOL #0AJ3107	4.000% 01/01/2042 DD 01/01/12		1,406
FNMA POOL #0AJ4050	4.000% 10/01/2041 DD 10/01/11		1,775
FNMA POOL #0AL0013	6.000% 04/01/2040 DD 02/01/11		661
FNMA POOL #0AQ0817	3.500% 12/01/2042 DD 12/01/12		4,663
FNMA POOL #0AR8305	3.500% 05/01/2043 DD 05/01/13		6,357
FNMA POOL #0AT8390	3.500% 06/01/2043 DD 06/01/13		4,341
FNMA POOL #0MA0878	4.000% 10/01/2031 DD 09/01/11		1,819
FNMA POOL #0MA1614	4.500% 10/01/2043 DD 09/01/13		839
FNMA GTD REMIC P/T 02-W11 AF6	VAR RT 11/25/2032 DD 09/01/02		212
FNMA GTD REMIC P/T 02-W2 AF6	STEP 05/25/2032 DD 03/01/02		106
FNMA GTD REMIC P/T 04-W1 2A2	7.000% 12/25/2033 DD 01/01/04		947
FNMA GTD REMIC P/T 05-19 PA	5.500% 07/25/2034 DD 02/01/05		1,023
FNMA GTD REMIC P/T 12-M9 A2	2.482% 04/25/2022 DD 08/01/12		351
FNMA GTD REMIC P/T 13-13 MA	4.000% 01/25/2043 DD 02/01/13		1,026
FNMA GTD REMIC P/T 2013-83 A	3.500% 09/25/2039 DD 07/01/13		939
GLAXOSMITHKLINE CAPITAL PLC	2.850% 05/08/2022 DD 05/09/12		1,207
GNMA GTD REMIC P/T 04-17 MA	5.000% 02/16/2032 DD 03/01/04		108
GNMA II POOL #0004802	5.000% 09/20/2040 DD 09/01/10		2,263
GNMA II POOL #0005082	4.500% 06/20/2041 DD 06/01/11		1,656
GNMA II POOL #0005115	4.500% 07/20/2041 DD 07/01/11		1,698
GNMA II POOL #0005280	4.000% 01/20/2042 DD 01/01/12		1,775
GNMA II POOL #0MA0414	VAR RT 09/20/2042 DD 09/01/12		662
GNMA II POOL #0MA1601	4.000% 01/20/2044 DD 01/01/14		8,625
GNMA II POOL #0MA2149	4.000% 08/20/2044 DD 08/01/14		11,250
GNMA II POOL #0MA2679	4.000% 12/20/2044 DD 03/01/15		11,237
GNMA II POOL #0MA2893	4.000% 06/20/2045 DD 06/01/15		6,329
GNMA II POOL #0A3034S	3.500% 08/20/2045 DD 08/01/15		4,097
GNMA II POOL #0MA3035	4.000% 08/20/2045 DD 08/01/15		103
GNMA II POOL #0MA3106	4.000% 09/20/2045 DD 09/01/15		14,361
GNMA II POOL #0MA3172	3.000% 10/20/2045 DD 10/01/15		2,829
GNMA II POOL #0MA3174	4.000% 10/20/2045 DD 10/01/15		4,013
GNMA II POOL #0MA3245	4.000% 11/20/2045 DD 11/01/15		11,251
GOLDEN CREDIT CARD T 4A A 144A	1.390% 07/15/2019 DD 07/25/12		1,994
GS MORTGAGE SECURITIES GC13 A5	VAR RT 07/10/2046 DD 07/01/13		1,039
HALLIBURTON CO	3.800% 11/15/2025 DD 11/13/15		560
HALLIBURTON CO	3.375% 11/15/2022 DD 11/13/15		541
HOME DEPOT INC/THE	3.750% 02/15/2024 DD 09/10/13		1,038
HOWARD HUGHES MEDICAL INSTITUT	3.500% 09/01/2023 DD 07/22/13		343
HYUNDAI AUTO RECEIVABLES B A4	1.010% 02/15/2019 DD 06/27/13		1,549
INTER-AMERICAN DEVELOPMENT BAN	1.125% 03/15/2017 DD 01/11/12		2,105
INTEL CORP	3.700% 07/29/2025 DD 07/29/15		1,034
INTERNATIONAL BUSINESS MACHINE	3.625% 02/12/2024 DD 02/12/14		2,059

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value
JOHNSON & JOHNSON	5.150% 07/15/2018 DD 06/23/08		2,952
JP MORGAN CHASE COMMER CB20 A4	VAR RT 02/12/2051 DD 09/01/07		1,194
JP MORGAN CHASE COMMER LD12 A4	VAR RT 02/15/2051 DD 08/01/07		1,193
JP MORGAN CHASE COMMER LDPX A3	5.420% 01/15/2049 DD 03/01/07		3,096
JPMBB COMMERCIAL MORTGA C12 A5	3.664% 07/15/2045 DD 06/01/13		822
JPMORGAN CHASE & CO	3.250% 09/23/2022 DD 09/24/12		2,489
KFW	1.125% 08/06/2018 DD 07/15/15		3,273
KING INTERNATIONAL LEASING LLC	2.754% 10/15/2022 DD 11/17/10		1,074
KKR GROUP FINANCE CO LLC 144A	6.375% 09/29/2020 DD 09/29/10		461
LB-UBS COMMERCIAL MORTGA C1 A2	VAR RT 04/15/2041 DD 04/11/08		1,220
LB-UBS COMMERCIAL MORTGA C7 A2	5.300% 11/15/2038 DD 11/11/06		881
MEDTRONIC INC	2.500% 03/15/2020 DD 03/15/15		327
MEDTRONIC INC	3.150% 03/15/2022 DD 03/15/15		531
MICROSOFT CORP	2.500% 02/08/2016 DD 02/08/11		1,893
MICROSOFT CORP	3.125% 11/03/2025 DD 11/03/15		855
MORGAN STANLEY	4.000% 07/23/2025 DD 07/23/15		206
MORGAN STANLEY	2.650% 01/27/2020 DD 01/27/15		2,069
MORGAN STANLEY	3.700% 10/23/2024 DD 10/23/14		2,964
MORGAN STANLEY BANK OF C13 A2	2.936% 11/15/2046 DD 12/01/13		979
MUFG UNION BANK NA	2.250% 05/06/2019 DD 05/06/14		1,447
NATIONAL AUSTRALIA BANK L 144A	2.000% 06/20/2017 DD 06/20/12		1,311
NATIONWIDE BUILDING SOCIE 144A	3.900% 07/21/2025 DD 07/21/15		799
NBCUNIVERSAL MEDIA LLC	2.875% 04/01/2016 DD 04/01/11		1,934
NELNET STUDENT LOANTRUST 1 A5	VAR RT 08/23/2027 DD 02/21/06		1,660
NEW YORK LIFE GLOBAL FUND 144A	1.650% 05/15/2017 DD 02/14/12		1,907
NISSAN AUTO RECEIVABLES 2 A A3	0.500% 05/15/2017 DD 01/16/13		57
NISSAN AUTO RECEIVABLES 2 B A4	1.310% 10/15/2019 DD 07/30/13		1,109
NORTHSTAR EDUCATION FINAN 2 A3	VAR RT 07/30/2018 DD 12/15/04		329
ORACLE CORP	2.500% 05/15/2022 DD 05/05/15		687
PRECISION CASTPARTS CORP	2.500% 01/15/2023 DD 12/20/12		1,039
PRESIDENT AND FELLOWS OF HARVA	2.300% 10/01/2023 DD 05/06/13		605
QUALCOMM INC	3.000% 05/20/2022 DD 05/20/15		173
ROCKWELL AUTOMATION INC	2.875% 03/01/2025 DD 02/17/15		829
ROYAL BANK OF CANADA	1.200% 09/19/2018 DD 09/19/12		1,304
SAN CLEMENTE LEASING LLC	3.030% 11/22/2022 DD 12/08/10		1,034
SCHLUMBERGER INVESTMENT S 144A	3.300% 09/14/2021 DD 09/14/11		1,350
SLM STUDENT LOAN TRUST 20 3 AT	VAR RT 10/25/2024 DD 04/13/05		1,024
SLM STUDENT LOAN TRUST 20 8 A4	VAR RT 01/25/2028 DD 09/20/05		5,326
SLM STUDENT LOAN TRUST 20 2 A5	VAR RT 09/15/2026 DD 09/19/06		1,633
SYNCHRONY CREDIT CARD MAST 2 A	2.220% 01/15/2022 DD 02/02/12		3,509
TD AMERITRADE HOLDING CORP	2.950% 04/01/2022 DD 03/09/15		842
TENNESSEE VALLEY AUTH BD	3.875% 02/15/2021 DD 02/08/11		2,909
U S TREASURY BOND	3.625% 02/15/2044 DD 02/15/14		1,226

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015
(Dollars in Thousands)

	Identity of Issue	Description of Investment	Cost	Current Value
	U S TREASURY NOTE	2.000% 02/28/2021 DD 02/28/14		1,008
	U S TREASURY NOTE	2.375% 08/15/2024 DD 08/15/14		6,416
	U S TREASURY NOTE	2.125% 09/30/2021 DD 09/30/14		3,739
	U S TREASURY NOTE	2.250% 11/15/2024 DD 11/15/14		7,996
	U S TREASURY NOTE	1.875% 11/30/2021 DD 11/30/14		4,581
	U S TREASURY NOTE	1.500% 11/30/2019 DD 11/30/14		4,781
	U S TREASURY NOTE	1.625% 12/31/2019 DD 12/31/14		7,500
	U S TREASURY NOTE	1.750% 02/28/2022 DD 02/28/15		1,873
	U S TREASURY NOTE	1.375% 03/31/2020 DD 03/31/15		7,408
	U S TREASURY NOTE	2.000% 08/15/2025 DD 08/15/15		975
	U S TREASURY NOTE	1.375% 09/30/2020 DD 09/30/15		393
	US TREAS-CPI INFLAT	0.125% 04/15/2017 DD 04/15/12		3,344
	U S TREASURY NOTE	1.125% 05/31/2019 DD 05/31/12		2,966
	US TREAS-CPI INFLAT	0.125% 07/15/2022 DD 07/15/12		4,312
	US TREAS-CPI INFLAT	0.125% 04/15/2018 DD 04/15/13		5,648
	US TREAS-CPI INFLAT	.0375% 07/15/2023 DD 07/15/13		6,390
	U S TREASURY NOTE	2.000% 07/31/2020 DD 07/31/13		3,540
	U S TREASURY NOTE	1.750% 10/31/2020 DD 10/31/13		1,997
	U S TREASURY NOTE	1.250% 10/31/2018 DD 10/31/13		3,096
	U S TREASURY NOTE	2.250% 04/30/2021 DD 04/30/14		3,325
	U S TREASURY NOTE	1.625% 06/30/2020 DD 06/30/15		8,067
	UBS AG/LONDON 144A	0.750% 03/24/2017 DD 03/26/13		999
	UBS-BARCLAYS COMMERCIAL C6 A4	3.244% 04/10/2046 DD 04/01/13		852
	UNITEDHEALTH GROUP INC	2.750% 02/15/2023 DD 10/22/12		2,034
	VENDEE MORTGAGE TRUST 199 1 2Z	7.750% 05/15/2022 DD 06/01/92		548
	VISA INC	3.150% 12/14/2025 DD 12/14/15		1,001
	WACHOVIA BANK COMMERCIA C29 A4	5.308% 11/15/2048 DD 12/01/06		1,253
	WALT DISNEY CO/THE	1.100% 12/01/2017 DD 11/30/12		1,420
	WELLS FARGO COMMERCIAL LC5 A3	2.918% 10/15/2045 DD 09/01/12		2,485
	WELLS FARGO COMMERCIAL LC5 ASB	2.528% 10/15/2045 DD 09/01/12		963
				408,556

*	DREYFUS GOVERNMENT CASH MANAGEMENT FUND	REGISTERED INVESTMENT COMPANY: 29,320,122 UNITS		29,320

	Adjustment from fair value to contract value for fully benefit-responsive investment contracts			(17,265)

	TOTAL INTEREST INCOME FUND		**	813,963

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015
(Dollars in Thousands)

Identity of Issue		Description of Investment	Cost	Current Value
Global Equity Fund
*	BLACKROCK US EQUITY MARKET FUND F	COMMON/COLLECTIVE TRUST FUND: 12,999,646 UNITS		205,289
*	BLACKROCK EAFE EQUITY MARKET INDEX FUND F	COMMON/COLLECTIVE TRUST FUND: 4,125,431 UNITS		65,149
TOTAL GLOBAL EQUITY FUND			**	270,438

Mid and Small Cap Stock Fund
*	BLACKROCK EXTENDED EQUITY MARKET FUND F	COMMON/COLLECTIVE TRUST FUND: 11,617,855 UNITS	**	551,207

International Stock Fund
*	BLACKROCK EAFE EQUITY INDEX FUND F	COMMON/COLLECTIVE TRUST FUND: 9,439,649 Units	**	315,434

Interest Bearing Cash
*	DREYFUS GOVERNMENT CASH MANAGEMENT FUND	REGISTERED INVESTMENT COMPANY: 2,867,648 UNITS	**	2,868

Loan Fund
*	LOANS TO PLAN PARTICIPANTS	4.24% - 10.50%	**	248,156

TOTAL				5,393,007

*	Party-in-interest
**	Participant-directed investment, cost not required
***	Wrapper agreement, no stated maturity

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AT&T Savings and Security Plan By AT&T Services, Inc., Plan Administrator for the Foregoing Plan

By	/s/ Debra L. Dial
Debra L. Dial
Senior Vice President and Controller

Date: June 17, 2016

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit
Number

23	Consent of Independent Registered Public Accounting Firm